Exhibit 23.2

Consent of Independent Auditors

We consent to the reference to our firm under the caption “Experts” in Post-Effective Amendment No. 1 to the Registration Statement (Form S-4 No. 333-105432) of First Data Corporation and the related proxy statement/prospectus of Concord EFS, Inc. for the registration of 218,104,593 shares of First Data Corporation common stock and to the incorporation by reference therein of our report dated January 22, 2003, except for Note 18 as to which the date was March 11, 2003, with respect to the consolidated financial statements and schedule of First Data Corporation included in its Annual Report (Form 10-K) for the year ended December 31, 2002, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP
Ernst & Young LLP

December 24, 2003

Denver, Colorado